                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the fiscal year ended December 31, 1998

                                      Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  EATON CORPORATION 401(k) SAVINGS PLAN FOR THE HOURLY RATE EMPLOYEES AT AIRFLEX DIVISION

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation, 1111 Superior Avenue,
                  Cleveland, Ohio  44114-2584


Exhibit

The following exhibit is filed herewith:

        Exhibit No.

        (23)       Consent of Independent Auditors           11


                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             (Name of Plan)
                                     EATON CORPORATION 401(k) SAVINGS
                                     PLAN FOR THE HOURLY RATE
                                     EMPLOYEES AT AIRFLEX DIVISION

Date: June 28, 1999           By:      Eaton Corporation Pension
                                       Administration Committee


                                       By:       /s/ S. J. Cook
                                          -----------------------------------
                                                (Signature)
                                          S. J. Cook
                                          Vice President-Human Resources
                                          Eaton Corporation

                                    Audited Financial Statements and
                                    Supplemental Schedules

                                    EATON CORPORATION 401(k) SAVINGS
                                    PLAN FOR THE HOURLY RATE EMPLOYEES
                                    AT AIRFLEX DIVISION

                                    PLAN NUMBER:  159

                                    DECEMBER 31, 1998 AND 1997

                                    PLAN SPONSOR
                                    Eaton Corporation
                                    Eaton Center
                                    Cleveland, Ohio  44114
                                    (216) 523-5000

                                    Employer Identification Number: 34-0196300

                                    PLAN ADMINISTRATOR
                                    Eaton Corporation
                                    Corporate Compensation and
                                      Organization Committee
                                    Eaton Center
                                    Cleveland, Ohio  44114
                                    (216) 523-5000

                         Report of Independent Auditors


Corporate Compensation and Organization Committee of
   Eaton Corporation
Eaton Corporation 401(k) Savings Plan for the
   Hourly Rate Employees at Airflex Division


We have audited the accompanying statements of net assets available for benefits of the Eaton Corporation 401(k) Savings Plan for the Hourly Rate Employees at Airflex Division as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 11, 1999

                  Eaton Corporation 401(k) Savings Plan for the
                    Hourly Rate Employees at Airflex Division

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1998

                                           Prism                                 Victory     Victory      Victory
                                           Money        Prism        Victory      Stock      Special   International
                                           Market       Magic       Balanced      Index       Value        Growth
                                            Fund         Fund         Fund         Fund       Fund          Fund
                                        --------------------------------------------------------------------------------
ASSETS
Investments:
   Eaton Corporation Common Shares
   Mutual funds                                                      $  53,945   $  72,294   $  21,818    $ 23,002
   Participant loans receivable
   Common/collective trust                 $  64,134   $ 33,876
                                        --------------------------------------------------------------------------------
Total investments                             64,134     33,876         53,945      72,294      21,818      23,002

Receivables:
   Contributions receivable                      847        351            496         833         407         322
   Interest receivable
                                        --------------------------------------------------------------------------------
Total assets                                  64,981     34,227         54,441      73,127      22,225      23,324

LIABILITIES
Accrued purchase of investments
                                        --------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS          $  64,981   $ 34,227      $  54,441   $  73,127   $  22,225   $  23,324
                                        ================================================================================

                                           Eaton
                                           Common
                                           Shares        Loan
                                            Fund         Fund         Total
                                        ------------------------------------------
ASSETS
Investments:
   Eaton Corporation Common Shares         $ 124,906                 $  124,906
   Mutual funds                                                         171,059
   Participant loans receivable                        $  19,642         19,642
   Common/collective trust                                               98,010
                                        ------------------------------------------
Total investments                            124,906      19,642        413,617

Receivables:
   Contributions receivable                    1,712                      4,968
   Interest receivable                             6                          6
                                        ------------------------------------------
Total assets                                 126,624      19,642        418,591

LIABILITIES
Accrued purchase of investments                  565                        565
                                        ------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS          $ 126,059   $  19,642     $  418,026
                                        ==========================================



See notes to financial statements

                  Eaton Corporation 401(k) Savings Plan for the
                    Hourly Rate Employees at Airflex Division

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1997


                                           Prism                                 Victory     Victory      Victory
                                           Money        Prism       Victory       Stock      Special   International
                                           Market       Magic       Balanced      Index       Value        Growth
                                            Fund        Fund          Fund         Fund       Fund          Fund
                                        ------------------------------------------------------------------------------
ASSETS
Investments:
   Eaton Corporation Common Shares
   Mutual funds                                                     $  37,869    $  45,211   $  26,892   $  18,233
   Participant loans receivable
   Common/collective trust                $  41,705     $ 38,970
   Other investments
                                        ------------------------------------------------------------------------------
Total investments                            41,705       38,970       37,869       45,211      26,892      18,233

Receivables:
   Interest receivable
                                        ------------------------------------------------------------------------------
Total assets                                 41,705       38,970       37,869       45,211      26,892      18,233

LIABILITIES
Accrued purchase of investments
                                        ------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS         $  41,705     $ 38,970    $  37,869    $  45,211   $  26,892   $  18,233
                                        ==============================================================================


                                          Eaton
                                          Common
                                          Shares        Loan
                                           Fund         Fund         Total
                                       ------------------------------------------
ASSETS
Investments:
   Eaton Corporation Common Shares        $ 121,380                 $  121,380
   Mutual funds                                                        128,205
   Participant loans receivable                       $  13,091         13,091
   Common/collective trust                                              80,675
   Other investments                          2,095                      2,095
                                       ------------------------------------------
Total investments                           123,475      13,091        345,446

Receivables:
   Interest receivable                            7                          7
                                       ------------------------------------------
Total assets                                123,482      13,091        345,453

LIABILITIES
Accrued purchase of investments               1,543                      1,543
                                       ------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS         $ 121,939   $  13,091     $  343,910
                                       ==========================================



See notes to financial statements

                  Eaton Corporation 401(k) Savings Plan for the
                    Hourly Rate Employees at Airflex Division

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                          Year Ended December 31, 1998


                                                  Prism                                 Victory     Victory      Victory
                                                  Money        Prism       Victory       Stock      Special   International
                                                  Market       Magic       Balanced      Index       Value        Growth
                                                   Fund        Fund          Fund         Fund       Fund          Fund
                                               -------------------------------------------------------------------------------
ADDITIONS
Employee contributions                            $  13,948    $  7,719    $  10,231    $  16,949   $   6,730   $   6,037
Interest                                                  2
Dividends                                                                      4,230        7,298       1,008         815
                                               -------------------------------------------------------------------------------
Total additions                                      13,950       7,719       14,461       24,247       7,738       6,852

DEDUCTIONS
Distributions to participants                         3,855      11,705          775          243                   1,510
Fees and expenses
                                               -------------------------------------------------------------------------------
Total deductions                                      3,855      11,705          775          243                   1,510

Net realized and unrealized appreciation
   (depreciation) in fair value of investments        2,628       2,061        3,435        7,063      (4,052)      2,682
Net interfund transfers                              10,553      (2,818)        (549)      (3,151)     (8,353)     (2,933)
                                               -------------------------------------------------------------------------------
Net increase (decrease)                              23,276      (4,743)      16,572       27,916      (4,667)      5,091
Net assets available for benefits at
   beginning of year                                 41,705      38,970       37,869       45,211      26,892      18,233
                                               -------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF
   YEAR                                           $  64,981    $ 34,227    $  54,441    $  73,127   $  22,225   $  23,324
                                               ===============================================================================

                                                  Eaton
                                                  Common
                                                  Shares        Loan
                                                   Fund         Fund         Total
                                               ------------------------------------------
ADDITIONS
Employee contributions                            $  31,575                 $   93,189
Interest                                                119   $     850            971
Dividends                                             2,728                     16,079
                                               ------------------------------------------
Total additions                                      34,422         850        110,239

DEDUCTIONS
Distributions to participants                         2,409                     20,497
Fees and expenses                                       321                        321
                                               ------------------------------------------
Total deductions                                      2,730                     20,818

Net realized and unrealized appreciation
   (depreciation) in fair value of investments      (29,122)                   (15,305)
Net interfund transfers                               1,550       5,701
                                               ------------------------------------------
Net increase (decrease)                               4,120       6,551         74,116
Net assets available for benefits at
   beginning of year                                121,939      13,091        343,910
                                               ------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF
   YEAR                                           $ 126,059   $  19,642     $  418,026
                                               ==========================================



See notes to financial statements.

                  Eaton Corporation 401(k) Savings Plan for the
                    Hourly Rate Employees at Airflex Division

                          Notes to Financial Statements

                                December 31, 1998


A.     SIGNIFICANT ACCOUNTING POLICIES

Investments are stated at fair value as measured by quoted prices in active markets except for the Prism Money Market Fund and Prism Magic Fund, for which the investments are stated at fair value as determined by the trustee. The participant loans receivable are valued at their outstanding balances, which approximate fair value.

The cost of shares sold for mutual funds and Eaton Common Shares Fund is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

B.     DESCRIPTION OF THE PLAN

Effective January 1, 1995, Eaton Corporation (the "Company" or "Plan Sponsor") established a 401(k) profit sharing plan and trust to be known as the Eaton Corporation 401(k) Savings Plan for the Hourly Rate Employees at Airflex Division (the "Plan").

The Plan provides that all union employees of the Airflex Division who are members of UPIU local 7967 will be eligible for membership in the Plan on the date at which the employee has completed ninety working days of service with the Company.

Eligible employees may elect to make before-tax contributions from 1 to 15 percent of their compensation. Contributions are allocated by the employee among the following investment funds:

                Fund                              Description                        Sponsor
-------------------------------------------------------------------------------------------------------
Prism Money Market Fund                Money Market Instruments             Key Bank

Prism Magic Fund                       Insurance Company Contracts          Key Bank

Victory Balanced Fund                  Stocks and Bonds of U.S.             Victory Broker Dealer
                                          Companies and Government            Services

Victory Stock Index Fund               Standard & Poor's 500 Index          Victory Broker Dealer
                                                                              Services
Victory Special Value Fund             Corporate Stocks                     Victory Broker Dealer
                                                                              Services
Victory International Growth Fund      International Stocks                 Victory Broker Dealer
                                                                              Services
Eaton Common Shares Fund               Company Stock                        Eaton Corporation

                  Eaton Corporation 401(k) Savings Plan for the
                    Hourly Rate Employees at Airflex Division

                    Notes to Financial Statements--Continued


B.     DESCRIPTION OF THE PLAN--CONTINUED

Each participant's account is credited with the participant's contribution and an allocation of the Plan's earnings and administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in their contributions plus actual earnings thereon. On termination of service, a participant is eligible to receive a lump-sum amount equal to the value of his account.

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan transactions are treated as a transfer from the investment fund to the loan fund. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate based on the prime interest rates as determined daily by the Trustee. Principal and interest is paid ratably through monthly payroll deductions.

All administrative and transaction costs, management fees and expenses of the Plan shall be paid by the trustee from the trust unless such costs, fees and expenses are paid by the Company.

The Company may amend, modify, suspend or terminate the Plan. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan Document, which is available from the Human Resources Department upon request.

                  Eaton Corporation 401(k) Savings Plan for the
                    Hourly Rate Employees at Airflex Division

                    Notes to Financial Statements--Continued



C.     INVESTMENT ASSETS

Key Trust Company of Ohio, N.A., trustee of the plan, holds the Plan's investment assets and executes investment transactions.

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                                    DECEMBER 31
                                                               1998            1997
                                                          ---------------------------------
Prism Money Market Fund                                       $    64,134     $    41,705
Prism Magic Fund                                                   33,876          38,970
Victory Balanced Fund                                              53,945          37,869
Victory Stock Index Fund                                           72,294          45,211
Victory Special Value Fund                                         21,818          26,892
Victory International Growth Fund                                  23,002          18,233
Eaton Corporation Common Shares                                   124,906         121,380

D.     INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

E.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investment in the special funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

                  Eaton Corporation 401(k) Savings Plan for the
                    Hourly Rate Employees at Airflex Division

                    Notes to Financial Statements--Continued


F.     YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by mid-1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by mid-1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have an impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                  Eaton Corporation 401(k) Savings Plan for the
                    Hourly Rate Employees at Airflex Division

                         EIN 34-0196300 Plan Number 159

     Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                                            Description of                           Current
                   Identity of Issue                          Investment               Cost           Value
   ---------------------------------------------------------------------------------------------------------------
*  Key Bank:
      Prism Money Market Fund                               5,355 units              $     59,603    $    64,134
      Prism Magic Fund                                      2,636 units                    30,289         33,876
      Victory Balanced Fund                                 3,672 shares                   46,847         53,945
      Victory Stock Index Fund                              3,404 shares                   61,211         72,294
      Victory Special Value Fund                            1,554 shares                   22,464         21,818
      Victory International Growth Fund                     1,621 shares                   21,281         23,002
*  Eaton Corporation Common Shares                    1,767 shares                        122,126        124,906
*  Participant Loans Receivable                       8.75-9.50% variable
                                                         maturities                                       19,642
                                                                                  --------------------------------

                                                                                     $    363,821    $   413,617
                                                                                  ================================


*  Indicates a party-in-interest to the Plan.

                  Eaton Corporation 401(k) Savings Plan for the
                    Hourly Rate Employees at Airflex Division

                         EIN 34-0196300 Plan Number 159

           Form 5500, Line 27(d)--Schedule of Reportable Transactions

                          Year Ended December 31, 1998

                                                   Purchase       Selling       Cost of       Current
               Description of Asset                 Price          Price         Asset         Value      Net Gain
    ------------------------------------------------------------------------------------------------------------------
    CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

*   Key Bank:
       Employee Benefits Money Market Fund         $ 65,242                     $  65,242     $  65,242
                                                                  $ 67,337         67,337        67,337

       Prism Money Market Fund                       27,676                        27,676        27,676
                                                                     7,875          7,324         7,875    $    551

       Prism Magic Fund                               8,203                         8,203         8,203
                                                                    15,358         13,986        15,358       1,372

       Victory Stock Index Fund                      34,765                        34,765        34,765
                                                                    14,745         12,376        14,745       2,369

       Victory Special Value Fund                     8,045                         8,045         8,045
                                                                     9,067          9,406         9,067        (339)

*   Eaton Common Shares                              38,538                        38,538        38,538
                                                                     5,890          5,619         5,890         271


There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1998.

*  Indicates a party-in-interest to the Plan.